

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2022

Jinfeng Huang
Chairman of the Board of Directors and Chief Executive Officer
Yatsen Holding Ltd
Building No. 35, Art Port International Creation Center
No. 2519 Xingang East Road, Haizhu District
Guangzhou 510330
People's Republic of China

> **Re:  Yatsen Holding Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Filed April 22, 2022**
> **File No. 001-39703**

Dear Jinfeng Huang:

We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services